FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Summary of Decisions of the 402nd Meeting of the Board of Directors

2.	Summary of Principal Decisions, January 23, 2007, CEMIG Distribuição S.A.

3.	Summary of Principal Decisions, January 23, 2007, CEMIG Geração E Transmissão S.A

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

Listed company

CNPJ 17.155.730/0001-64

NIRE 31300040127

SUMMARY OF DECISIONS OF THE 402ST MEETING OF THE BOARD OF DIRECTORS.

At its meeting held on January 23, 2007, the Board of Directors of Companhia Energética de Minas Gerais decided as follows:

1-    To enter into a working agreement with the Minas Gerais State Council for Children’s and Adolescent’s Rights for passthrough to that Council of an amount arising from the donations to the Infancy and Adolescence Funds (FIAs) by the employees of Cemig, Cemig D and Cemig GT. Approved.

2-    Contracting of a stockholder service facility. Approved.

CEMIG DISTRIBUIÇÃO S.A.

Listed company — CNPJ 06.981.180/0001-16

Summary of principal decisions

At its meeting held on January 23, 2007 the Board of Directors of CEMIG Distribuição S/A made the following decisions:

1-              To enter into a working agreement with the Minas Gerais State Council for Children’s and Adolescent’s Rights for passthrough to that Council of an amount arising from the donations to the Infancy and Adolescence Funds (FIAs) by the employees of Cemig, Cemig D and Cemig GT. Approved.

2-              Delegation of powers to enter into contracts for use of the distribution system, retail supply of electricity and reserve of demand to captive consumers, use of the transmission system with the ONS, connection to the distribution system, sharing of distribution infrastructure and specific agreements. Approved for 90 days.

3-              Signing of amendments to the Financing and Subvention Contract with Eletrobrás in relation to the 1st stage of the Light For Everyone program. Approved.

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed company — CNPJ 06.981.176/0001-58.

Summary of principal decisions

At its meeting held on January 23, 2007 the Board of Directors of CEMIG Geração e Transmissão S/A decided as follows:

1-              To enter into a working agreement with the Minas Gerais State Council for Children’s and Adolescent’s Rights for passthrough to that Council of an amount arising from the donations to the Infancy and Adolescence Funds (FIAs) by the employees of Cemig, Cemig D and Cemig GT. Approved.

2-              Formal statement to ANEEL, of interest in disposal of and separation from the Bom Jesus do Galho Hydroelectric Plant. Withdrawn from the agenda.

3-              Disposal of a real estate property in the municipality of Sacramento, Minas Gerais. Approved.

4-              Delegation of powers to enter into energy purchase and sale contracts with free consumers. Approved for 90 days.

5-              Signing of a contract with Gasmig for provision of geological analysis and decision on a program of geological-geotechnical investigation services. Approved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS — CEMIG

By:	/s/ LUIZ FERNANDO ROLLA
	Name:	Luiz Fernando Rolla
	Title:	Chief Financial Officer and Investor Relations Officer

Date: March 20, 2007